EXHIBIT J-3

              LEGAL MEMORANDUM ON THE RETENTION OF GAS
              DIVISION BY NEW CENTURY ENERGIES, INC.


   INTRODUCTION

             The combination of Public Service Company of
   Colorado ("PSCo") and Southwestern Public Service Company ("SPS") in a merger of equals transaction (the "Transaction") will result in PSCo and SPS becoming wholly owned subsidiaries of New Century Energies, Inc. ("NCE"), a holding company which will be registered under the Public Utility Holding Company Act of 1935 (the "Act"). NCE has filed an Application/Declaration on Form U-1 (the "Application") seeking the approval of the Securities and Exchange Commission (the "Commission") under the Act for the Transaction and related matters. In addition, the Application seeks the Commission's authorization for PSCo and its subsidiary, Cheyenne Light, Fuel and Power Company ("Cheyenne"), to retain their gas utility systems following the consummation of the Transaction.<F1> This memorandum supplements the
   Application with respect to legal issues related to NCE's request for authority to retain these gas systems following its registration as a holding company under the Act.

   SUMMARY

             Both the legislative history of the Act as well as the Commission's early interpretation of the Act indicate that the purpose of the Act was to facilitate the process by which state utility regulatory commissions determine whether or not registered combination gas and electric holding company systems are permissible, and not to impose a more restrictive federal view. In addition, as the Commission has noted in a number of prior decisions, the Act is intended to provide for a flexible regulatory scheme that is capable of adapting to changes in the utility industry. The industry is in the process of its most radical change (from regulation to competition) since that which occurred as a result of the adoption of the Act and it is clear that the industry is currently evolving in a direction that requires utility company systems to offer their customers a range of energy options in order to remain competitive. Thus, the Commission should analyze the retention of PSCo's and Cheyenne's gas systems by focusing on those sections of the Act (Sections 8 and 21) that give primacy to state utility commission decisions with regard to combination registered holding companies and should "watchfully defer" to such local decision makers who are in the optimum position to regulate the combination utility. Under such analysis, NCE must be allowed to retain the gas systems of PSCo and Cheyenne as long as the Colorado Public Utilities Commission (the "CPUC") and the Wyoming Public Service Commission (the "WPSC") who have, and will continue to have, direct jurisdiction over the NCE's gas operations in their respective states, permit the continued existence of a combination system.

             Even if the Commission chooses not to focus on state commission determinations, Section 11 of the Act contains additional provisions that permit the retention of PSCo's and Cheyenne's gas systems -- namely, the so-called A-B-C clauses (the "A-B-C Clauses") of Section 11(b)(1) under which the Commission in the past has permitted retention of an additional gas or electric utility system in addition to the large electric utility system within a registered holding company system. Again, the standards set forth in this section should be read in light of the current changes in the utility industry. In any event, NCE without a doubt meets these standards with regard to the retention of the gas operations discussed herein.

   DISCUSSION

        I.  Section 8

             1.   General

             Section 8 of the Act states:

             Whenever a state law prohibits, or requires approval or authorization of, the ownership or operation by a single company of the utility assets of an electric utility company and a gas utility company serving substantially the same territory, it shall be unlawful for a registered holding company, or any subsidiary thereof ... (1) to take any step, without the express approval of the State commission of such State, which results in it having a direct or indirect interest in an electric utility company and a gas utility company serving substantially the same territory; or (2) if it already has any such interest, to acquire, without the express approval of the State commission, any direct or indirect interest in an electric utility company or gas utility company serving substantially the same territory as that served by such companies which it already has an interest.

   On its face, this section indicates that, with approval of the relevant state utility commissions, a registered holding company can include a combination of electric and gas utility systems. A careful reading of the section indicates that the thrust of the section is to preclude the use by a holding company of separate gas and electric utility subsidiary companies with overlapping service territories in order to circumvent any state law restrictions on the ownership of gas and electric assets by the same company. Nevertheless, over time the Commission has adopted different interpretations of this section -- initially allowing registered holding companies to own both gas and electric systems pending relevant state approvals under Section 8, then focusing on
   Section 11 as controlling determinations regarding such combination companies and, requiring the "additional system" to meet a strict interpretation of the A-B-C Clauses.


             2.   Early Cases

             In its early decisions, the Commission adhered to the concept that the decision as to whether or not to allow a particular combination company is one that the affected states should make (although the Commission may have to implement the states' decisions in certain cases) and, where such systems were permissible, the role of the SEC is to ensure that both such systems are integrated as defined in the Act. The Commission's most notable decision in this line is In the Matter of American Water Works and Electric Company, Incorporated, 2 SEC 972 (1937). In this case, the Commission approved the applicant's voluntary reorganization plan under
   Section 11(e) of the Act and permitted the newly reorganized registered holding company to retain both its electric and its gas operations. While specifically noting that the Act does not contain a definition of single integrated utility in the context of a combination company, the Commission stated in this case that:

             We believe, however, that it is proper to regard such a combined property as a single integrated system, provided that all of the electric properties are integrated and all of the properties, both gas and electric, are in fairly close geographic proximity and are so related that substantial economies may be effectuated by their coordination under common control. The question of public policy as to the common ownership of gas and electric facilities in the same territory is apparently left by the statute to the decision of the states.<F2>

   Thus, since the combination company did not violate state policy, there was no need for the Commission to exercise jurisdiction to implement state policy by requiring divestiture of gas and electric operations. In this case the Commission's concern, under the Act, was that each system was an integrated system and otherwise met the standards of
   Section 11 of the Act.

             3.   Other Cases

             By the 1940's, however, the Commission de-emphasized its role as the implementer of state policy on combination companies and focused on a narrow interpretation of the standards of Section 11 as the basis for a policy, adopted and implemented in simplification proceedings, that the Commission should not allow registered holding companies to own both gas and electric companies unless the smaller system qualified for retention under the A-B-C Clauses. At this point, the Commission revisited and reinterpreted the American Water Works decision by noting that it could also have been viewed as a permissible retention under the A-B-C Clauses.<F3>
   Thus, most Section 11 proceedings involving the question of combination companies from that time forward discussed retention of the gas system solely in the context of whether or not it was a permissible "additional system" meeting the requirements of the A-B-C Clauses.<F4> In connection with this analysis, the Commission noted a policy concern existing at that time which advocated separating the management of gas utility operations from the management of electric utility operations. This policy was based on the belief that gas utilities benefitted from having a separate management focusing their entire energy on the gas business, as opposed to being part of a combination company where management tended to focus on electric utility operations at the expense of gas utility operations.<F5> In other words, there was a perception of internal management competition between gas and electric operations that could be detrimental to the gas operations and, in turn, to consumers.

             The Supreme Court addressed the interplay between Sections 8 and 11 of the Act in its decision Securities and Exchange Commission v. New England Electric System ("NEES"), 384 U.S. 176 (1966). In this decision, the Court noted:

             To some extent, local policy was expected to govern, with Section 8 serving to prevent circumvention of that policy ... At the same time, Section 11 was expected to assist in imposing restrictions with regard to the combination of gas and electricity in one system. Discussing the interplay between
             Section 8 and Section 11, the Senate Committee noted that Section 8 only applied to future acquisitions [and] "the policy upon which this section was based was essential in any Federal legislation in utility holding companies; it did not think that the section should make it unlawful to retain (up to the time that section 11 may require divestment) interests in businesses in which the companies were lawfully engaged on the date of enactment of this title."<F6>

             The Commission's policy with regard to exempt combination holding companies gives primacy to state determinations. In prior cases, the Commission has considered whether or not it could approve transactions and grant exemptions to combination holding companies under the Act as being in the public interest in light of the dictates of
   Section 11(b)(1) and its single integrated utility requirement. In a 1954 decision granting an exemption from the Act, the Commission considered whether or not the holding company was eligible for the exemption because it conducted both gas and electric utility operations and such operations could be considered detrimental to the public interest as violative of Section 11(b)(1). In this case the Commission first decided that "the mere existence of the combined electric and gas operations does not of itself require the
   denial of an exemption."<F7>   The final decision on
   whether or not the combined system was in the public interest was based on the concept that:

             competition in the field of distribution of gas and electric energy is essentially a question of state policy. The considered conclusions of the local authorities, deriving their power from specific state legislation, should be given great weight in determining whether the public interest would be adversely affected by the retention of combined operations. In the absence of a compelling showing in the record to the contrary, we would not be warranted in rejecting the appraisal of such authorities that the local public interest ... is served by retention of the combined operations.<F8>

   ____________________

   <F1> PSCo is an operating electric and gas public utility
        company as well as a holding company as a result of its ownership of all of the outstanding common stock of Cheyenne, an electric and gas public utility company organized in and operating in the state of Wyoming. In the case of both PSCo and Cheyenne, the electric utility operations are much larger than the gas utility operations. PSCo is currently exempt from registration under the Act pursuant to Section 3(a)(2) of the Act and Rule 2 thereunder.

   <F2> Id., at 983 n.3.

   <F3> See, e.g., In the matter of Columbia Gas & Electric
        Corporation, 8 SEC 443 at 463 (1941); In the Matter of
        United Gas Improvement Company, HCAR No. 2692 (April 15,
        1941).

   <F4> See, e.g., In the Matter of the North American Company,
        11 SEC 194, 216 (1942); In the Matter of Engineers Public
        Service Company, 12 SEC 41, 56 (1942); UNITIL
        Corporation, HCAR No. 25524 (April 24, 1992).

   <F5> See In the Matter of the Philadelphia Company, 28 SEC 35,
        48 (1948); In the Matter of the North American Company,
        18 SEC 169, 179-80 (1950); In the Matter of Illinois
        Power Company, HCAR No. 16574 (Jan. 2, 1970).

   <F6> Id., at 183 n.14.  The dissenting opinion in this case specifically disputed this discussion, noting that "the House and Senate Committees in identical language expressly stated that common ownership of competing forms of energy was a field which is essentially a question of state policy; the present Section 8 was enacted to support this approach by using federal power to limit common ownership only where it is contrary to state law." Id. at 190 (Harlan dissenting).

   <F7> In the Matter of Northern States Power Company, HCAR No.
        12655, 36 SEC 1 (Sept. 16, 1954).

   <F8> Id. at 8 (citations omitted).


             The Commission made a number of similar
   determinations in subsequent decisions relating to exempt holding companies.<F9> For example, in a 1988 case involving Section 9(a)(2) approval of an acquisition and subsequent exemption, the Commission reviewed its precedent and determined:

             the judgement of a state's legislature and public-service commission as to what will benefit their constituents is entitled to considerable deference
             .... we do not believe that the pro-competitive
             thrust of the Act expresses an absolute Federal policy against combination gas and electric operations .... Neither the Act nor the NEES
             decisions require that the [SEC] adopt such an inflexible rule.<F10>

             4.   Legislative History and Recent Developments

             A review of the legislative history of the Act together with the recent evolution of the utility industry indicates that now is a propitious time for the Commission to revisit its interpretations and allow combination registered holding companies where permitted under relevant state law without violating the spirit of the remaining sections of the Act.

             As embodied throughout Section 1 of the Act, one of the principle "evils" that the Act was designed to remedy was that multistate holding companies with activities "extending over many States are not susceptible of effective control by any State and make difficult, if not impossible, effective State regulation of public utility companies." Thus, the Act attempts to simplify the corporate structures of holding company systems to enable states to regulate the production and distribution of energy. In general, the Act is not concerned with those types of holding companies that can indeed be effectively regulated on the state level and provides exemptions for them in Sections 3(a)(1)<F11> and
   Section 3(a)(2).<F12>   The Act creates federal
   jurisdiction to regulate those holding companies that could otherwise escape state and local regulation, but no indication exists that it should be used to override effective state regulatory policy.<F13>

             Section 8 in particular provides for the use of the Act as a tool to further state policy with regard to combination companies within registered holding company systems by prohibiting such companies where state law prohibits them and, implicitly, allowing such companies where state law and state regulatory officials do not object. A review of the legislative history of Section 8 clarifies this intent. In its 1935 report, the Senate Committee in Interstate Commerce noted that the provision in Section 8 concerning combination gas and electric companies "is concerned with competition in the field of distribution of gas and electric energy -- a field which is essentially a question of State policy, but which becomes a proper subject of Federal action where the extra-State device of a holding company is
   used to circumvent state policy."<F14>   Conversely, when
   the holding company is not attempting to circumvent state policy, there does not appear to be any need for the federal government to exercise its jurisdiction. As noted in the report of the National Power Policy Committee on public-Utility Holding Companies, which is attached to the Senate report cited above, the policy of Section 8 is:

             Unless approval of a State commission can be obtained, the [SEC] should not permit the use of the holding-company form to combine a gas and an electric utility servicing the same territory where local law prohibits their combination in a single entity;

   but not to prohibit them where such approval can be obtained.

             Recent changes in the competitive nature of the utility industry indicate that any conceived need for regulation by the Commission due to a concern that the managements of combination companies may emphasize one form of energy over the other has been eliminated by market forces providing customers the ability to select the form and supplier of their energy needs which in turn mandates that utility companies offer a range of options to compete effectively. As the Division of Investment Management indicated in its recent report entitled the Regulation of Public-Utility Holding Companies, "the utility industry is evolving toward the creation of one-source energy companies that will provide their customers with whatever type of energy supply they want, whether electricity or gas."<F15>
   Thus, now that the fundamental restructuring of holding company systems has been completed<F16> and the industry is undergoing structural changes that will shift control over certain matters from utilities to consumers able to choose services offered by competing utilities, the Commission should reemphasize the provisions of Section 8 and the initial policy impetus of the Act by allowing combination registered holding companies to compete in the market as long as they can be effectively regulated on the state level. The Commission should again use the Act as a tool to implement state policy rather than as a device to impose additional unneeded and burdensome protections.

             This would not conflict with earlier interpretations of the Act. First, Section 11 is flexible and was designed to change as the policy concerns over the regulation of utility holding companies changed.<F17> Clearly, the utility industry and the regulation of that industry has changed dramatically in recent years and it is competitive forces (the very thing that the Act was designed to promote) that are pushing holding companies to offer alternative forms of energy.<F18> Second, a registered holding company would still be required to demonstrate that any acquisition or transaction by which it would become a combination company would not be detrimental to the carrying out of the provisions of Section 11 of the Act. In other words, its electric system would have to constitute an integrated electric system and that its gas system would have to constitute an integrated gas system and both systems would have to be capable of efficient operation. As discussed in Section II below, the Section 11 standards are met by the Transaction.

             In addition, nothing in the Supreme Court's NEES decision discussed above requires a different conclusion. First, as the Commission noted in its Union Electric decision, the Supreme Court's NEES decision attached "great weight... to [the Commission's] expertise in the administration of the Act." 45 SEC at 509 n.77. The NEES decision therefore leaves the Commission free to apply its expertise to administer the Act in light of changes in legal, regulatory and economic circumstances which were not foreseen at the time of the NEES decisions, including market and regulatory changes which has "substantially changed" the Act. As is clear, and the 1995 Report substantiates, the reform of the industry so as to be competitively based is as "substantial" a change as has occurred since that which was imposed by the adoption of the Act.

             Thus, NCE as a combination company is permissible pursuant to the terms of Section 8 of the Act and is in the public interest. First, the combination of electric and gas operations of PSCo and Cheyenne is lawful under both Colorado and Wyoming law, and PSCo in its applications to the CPUC and WPSC requesting their approval of the Transaction has requested that they indicate that they do not object to the continuance of this system. Moreover, the existence of both gas and electric systems in NCE's holding company system will allow NCE's customers greater choice to meet their energy needs, especially given that the electric and gas operations occur in substantially the same service territory, and will allow NCE to remain competitive with other utility companies. Indeed, the local regulators have effectively regulated this system as a combination gas and electric utility for decades. Finally, any concern that a holding company such as NCE would emphasize one form of energy over the other based on a single management's agenda is now unwarranted because of the increasingly competitive nature of the energy market. The market requires utilities to focus on customer demands for flexible energy supplies and, as a result of open-access to gas lines, forces gas providers like PSCo and Cheyenne to pre-empt and react to competitors. Furthermore, state regulatory authorities who approve of the combination company have sufficient authority to prevent energy preferences.

        II.  Section 11

             NCE meets the standards for retention of the gas operations of PSCo and Cheyenne pursuant to Section 11 of the Act as well. Under the A-B-C Clauses, a registered holding company is entitled to retain one or more additional integrated public utility systems if:

             (A) each of such additional systems cannot be operated as an independent system without the loss of substantial economies which can be secured by the retention of control by such holding company of such system;

             (B) all of such additional systems are located in one state, adjoining states, or a contiguous foreign country;
   and

             (C) the continued combination of such systems under the control of such holding company is not so large (considering the state of the art and the area or region so affected) as to impair the advantages of localized management, efficient operation, or the effectiveness of regulation.

             In fact, the Commission has held that the retention of existing gas properties is governed by less stringent standards than the acquisition of new gas properties,<F19> and has allowed at least two registered electric systems to retain long-standing gas utility properties without a showing of compliance with the A-B-C Clauses, subject to re-examination by the Commission when more information became available.<F20>

             In its Application and supporting exhibits, PSCo and NCE have shown that clause (A) above will be satisfied because the gas divisions of PSCo and of Cheyenne will both suffer substantial losses of economy if they are separated from the NCE system and are operated on a stand-alone basis. This evidence is presented in the "Analysis of the Economic Impact of the Divestiture of PSCo's Gas Operations and its Regulated Gas Subsidiary" conducted by management of PSCo (the "Divestiture Study"), Exhibit J-1 to the Application. In addition, following the effectiveness of the transaction, NCE will satisfy the criteria of clause (B) as its gas utility operations will be confined to the contiguous states of Colorado and Wyoming. Finally, the NCE gas system will not be so large as to impair local management, efficient operation or effective regulation. Additional detail regarding clauses (A) and (C) follow.

             1.   Loss of Substantial Economies

   ____________________

   <F9> See, e.g., Delmarva Power & Light Co., 46 S.E.C. 710
        (1976); Wisconsin Energy Corp., HCAR No. 24267 (Dec. 18,
        1986).

   <F10>     WPL Holdings, HCAR No. 24590 (Feb. 26, 1988).

   <F11>     This exemption applies where the holding company and
             all material utility subsidiaries are incorporated in and operate predominantly in the same state.

   <F12>     This exemption applies where the holding company is
             predominantly a utility company whose operations do not extend beyond the state in which it is incorporated and states contiguous thereto.

   <F13>     Indeed, Section 21 of the Act specifically indicates
             that "nothing in [the Act] shall affect ... the jurisdiction of an other commission, board, agency, or officer of ... any State ... insofar as such jurisdiction does not conflict with any provision of [the Act]."

   <F14>     The Report of the Committee on Interstate Commerce,
             S. Rep. No. 621 at 31 (1935).

   <F15>     The Division of Investment Management, The
             Regulation of Public-Utility Holding Companies at
             15-16 (1995) (the "1995 Report").

   <F16>     The 1995 Report at 63 (citing the SEC Annual Report
             of 1952 reporting that the simplification proceedings required under the Act were nearly completed).

   <F17>     Mississippi Valley Generating Co., 36 SEC 159 (1955)
             (noting that Congress intended the concept of integration to be flexible); UNITIL Corporation, HCAR No. 25524 (April 24, 1992) (noting that section
             11 contains a flexible standard designed to accommodate changes in the industry).

   <F18>     See the 1995 Report for a discussion of the recent
             changes in the industry and the regulation thereof.

   <F19>     See, e.g., Wisconsin's Environmental Decade, Inc. v.
             SEC, 882 F.2d 523, 527-28 (D.C. Cir. 1989); Delmarva
             Power & Light Co., HCAR 35-19717, 46 SEC 710, 715
             (Oct. 19, 1976) (distinguishing between stricter standards applicable to the acquisition of new combination properties and the mere "continued existence of a combination company which had been in operation for thirty years"); Columbia Gas & Electric Corp., HCAR 35-2477, 8 SEC 443, 462-463
             (Jan. 10, 1941); Union Electric Company, HCAR 35-18368, 45 SEC 489, 503-506 (April 10, 1974)
             ("acquisitions are measured by standards more stringent than those governing retainability of existing properties"), aff'd without op. sub nom., City of Cape Girardeau v. SEC, 521 F.2d 324 (D.C. Cir. 1975); and American Gas and Electric Co., HCAR 35-6639, 22 SEC 808
        (May 17, 1946).

   <F20>     See Middle South Utilities, Inc. et al., HCAR 35-
             11782 (March 20, 1953), 35 SEC 1, 14-15 (1953) (gas
             properties retained by New Orleans Public Service Inc.); and The North American Company, HCAR 35-10320, 32 SEC 169 (Dec. 28, 1950) and Union Electric Company of Missouri, HCAR 35-12262, 35 SEC 483 (Dec. 15, 1953) (retention by Union Electric Company of Missouri of gas properties of Missouri Power & Light Company and Missouri Edison Company, respectively).


             The starting point for any attempt to define "loss of substantial economies" is a line of cases beginning with New England Electric System ("NEES"), HCAR 35-15035, 41 SEC 888 (March 19, 1964) and culminating in SEC v. New England Electric System ("NEES"), 390 U.S. 207 (1968), the second of two Supreme Court opinions. The Supreme Court, in attempting to flesh out the concept of substantial economies, accepted the formulation developed in The North American Company, HCAR 35-3446, 11 SEC 194 (April 14, 1942), aff'd, 133 F.2d 148,
   aff'd as to constitutionality, 327 U.S. 687 (1946), that the loss must be such that it would be "likely to cause a serious impairment of the system." 390 U.S. at 211. In accepting the "serious impairment test," the Supreme Court rejected a very generous "business judgment" test adopted by the First Circuit when it reviewed the Commission's order in NEES.

             The NEES Commission opinion made clear that the Commission believed that the issue was not the total estimated loss, but the proportion of operations that such loss represents. As the Commission stated therein: "we have previously pointed out that the test of the substantiality of the estimated loss is not in absolute terms but rather in relation to total revenues, expenses and income." 41 SEC at
   897. See also Philadelphia Company, HCAR 35-8242, 28 SEC 35, 49 (June 1, 1948); General Public Utilities Corporation, HCAR 35-10982, 32 SEC 807, 837 (Dec. 28, 1951). The Commission
   then compared the anticipated proportionate losses that would have been suffered by New England Electric System with the anticipated losses in other divestiture cases decided by the Commission and held that the anticipated losses of New England Electric System were no more substantial than in previous cases where divestiture had been ordered.<F21> The
   Supreme Court expressly approved the Commission's use of loss ratios in comparable cases. 390 U.S. at 216. The use of comparisons to other holding companies' anticipated losses was also used by the Commission in General Public Utilities Corp., 32 SEC at 8837.

             The examination of the NEES case and the other cases which the Commission used for comparison reveals that the losses in those cases are not of the magnitude of the losses that the PSCo and Cheyenne gas divisions would suffer if divested, and that the "serious impairment" test is met.

             The total lost economies of $41,810,868 that an independent PSCo gas division would suffer represent 6.17 percent of the total gas operating revenues of $677,326,418, and the total lost economies to be suffered by an independent Cheyenne gas division amount to $[543,931] or [3.48] percent of its total operating revenues of $15,630,080. In the NEES case the loss of economies represented only 4.83 percent of operating revenues. Of the cases considered by the Commission, the lost economies in this case exceed, on a percentage basis, the loss of economies to gas operating revenues in The Philadelphia Company (3.00 percent), General Public Utilities Corp. (4.87 percent) and Middle South Utilities, Inc. (5.18 percent) cases.

             More importantly, in NEES, the company estimated it would suffer a reduction in gross income and net income that would have been approximately 23.28 percent and 29.94 percent, respectively. As is extensively documented in the Divestiture Study, the losses that a separate PSCo gas division would incur will result in a decrease in gross gas income of 39.96 percent and gas income of 81.56 percent. Similarly, Cheyenne would suffer a loss of 27.98 percent in gross gas income and
   35.54 percent in net gas income. These numbers exceed the comparable estimated losses in the Engineers Public Service Company (20.85 percent in gross gas income and 25.25 percent in net gas income); The North American Company (21.68 percent in gross gas income and 24.34 percent in net gas income), The Philadelphia Company (14.03 percent in gross gas income) and Middle South Utilities, Inc. (23.68 percent in gross gas income) cases.

             The Supreme Court in NEES, 390 U.S. at 215, held that the Commission did not err in deciding that the decline in rate of return on base rates from 6.4 percent to 5.2 percent was not sufficient to constitute a loss of substantial economies.<F22> The Court also approved the Commission's use of projected return comparisons with that of other gas companies in the area. NEES would have tied for the second lowest rate of return on rate base. In the present situation, the effect is again more dramatic than it was in NEES. The new PSCo company would only have a projected return on rate base of 2.89 percent -- approximately half of what NEES would have had and a rather substantial decrease from the 9.31 percent rate of return over the 12 months ended ________. Cheyenne's gas operation, on a stand-alone basis, would have a projected rate of return of [7.71 percent] -- down from 9.62 percent for the same period.

             In the three areas considered most important by the Commission -- net income, operating revenues and return on rate base -- an independent PSCo gas division and an independent Cheyenne gas division would suffer losses of economies that would be more substantial than in the majority of previous cases where divestiture was ordered.

             2.   Size of Additional System

             Under clause (C), the dispositive consideration in evaluating the size of a system is not size alone or size in an absolute sense, either big or small, but size in relation to its effect, if any, on localized management, efficient operation and effective regulation. The statutory language makes clear that the size of the additional system(s) is not to be considered abstractly or mechanistically, on the basis of preconceived notions of "appropriate" size limitations. Rather, the express terms of Section 11(b)(1)(C) mandate a flexible test based on the specific facts and circumstances at hand. To this end, the Act requires that the Commission assess the size of the additional system with reference both to the impact on localized management, efficient operations, and the effectiveness of regulation and to "the state of the act and the area or region affected."

             The Commission's decisions recognize these principles. In the relatively few instances where it has squarely addressed Clause (C), the Commission has stated that the applicable inquiry is similar to that involved in applying the size standards of Section 2(a)(29), which defines "integrated" electric and gas systems using substantially identical language.<F23> Commission decisions construing the size criteria of Section 2(a)(29)(A) firmly establish that sheer size is not dispositive and that the Commission must take into account all relevant circumstances<F24> and must "exercise its best judgment as to the maximum size of a holding company in a particular area, considering the state of the art and the area or region affected."<F25>

             As discussed in more detail below, from these perspectives -- i.e., a flexible fact-specific perspective in which size is evaluated in relation both to its effect (if any) on localized management, efficient operation and effectiveness of regulation and to the "state of the art" and the area or region affected -- it is clear that the continued combination of gas and electric operations under NCE is not prohibitively large under Section 11(b)(1)(C).

             (a) The continued combination of gas and electric operations under NCE will preserve the effectiveness of regulation.

             From the standpoint of regulatory effectiveness, PSCo's gas division and Cheyenne's gas division are each organized in separate corporations by regulatory jurisdictions, which facilitate state regulation. Following consummation of the Transaction, all Colorado gas operations will continue to be conducted through PSCo and all Wyoming gas operations through Cheyenne, both of which will continue to be separate corporations, although Cheyenne will become a direct subsidiary of NCE instead of PSCo. Thus, the effective state regulatory scheme currently in place will continue unaltered after the consummation of the Transaction. As previously mentioned, both the CPUC and the WPSC will have indicated that they do not object to this structure, confirming that they believe they will continue to have effective regulatory control over these gas operations.

             (b) Localized management: The Commission's past decisions on "localized management" have evaluated localized management in terms of such factors as responsiveness to local needs,<F26> whether management and directors were drawn from local utilities,<F27> the preservation of corporate identities,<F28> the ease of communication,<F29> and other factors.

             In addition, the Commission has held that so long as there is evidence as to the local nature of important policy determinations, the advantages of localized management are not necessarily impaired by central control. The North American Co., 11 SEC at 237. The localization of policy determinations can be effectively achieved where management's time and efforts are concentrated in the area served by the principal system (here, the electric system). Southern Union Gas Co. et al., HCAR 35-3802, 12 SEC 116, 142 (Sep. 19, 1942). It can
   also be achieved where the systems are in close proximity to each other. Engineers Public Service Co., HCAR 35-3796, 12 SEC 41, 66 (Sep. 16, 1942).

             The retention of the gas properties under NCE satisfies all of these considerations. Retention of the PSCo gas properties would preserve the local nature of important policy determinations in relation to those gas services, since

   ____________________

   <F21>     A table of anticipated losses in previous decisions
             was attached to the Commission's decision and is reproduced as Exhibit J-2 to the Application.

   <F22>     The Court of Appeals had overturned the Commission's
             order by relying upon an estimated return of 4.1 percent and an average in Massachusetts of 5.9 percent. 376 F.2d 107, 114. The Supreme Court did not decide whether such a reduction would be a substantial loss, but rather found that the Court of Appeals had used an improperly low figure and that when additional tax deductions were considered the proper figure was 5.2 percent.

   <F23>     See The North American Company, 11 SEC at 214
             (footnote omitted):

             The language of Clause (C) finds an almost identical counterpart in the definition of an integrated electric utility system contained in
             Section 2(a)(29)(A). That definition describes a system having certain physical characteristics and which is, further --

                  ...confined in its operations to a
                  single area or region, in one or more
                  States, not so large as to impair
                  (considering the state of the art and
                  the area or region affected) the
                  advantages of localized management,
                  efficient operation, and the
                  effectiveness of regulation.

             Similar language appearing in different sections of a statute is normally to be given the same meaning. The use of this similar language in
             Section 2(a)(29)(A) and in Clause (C) of
             Section 11(b)(1), in our opinion, casts considerable light on the meaning of the size standards of Clause (C) and would seem to indicate that similar considerations are involved in applying the size standards of Clause (C) to a combination of principal and additional systems, as are involved in applying the size standards of Section 2(a)(29)(A) to determine the maximum limits of a single integrated system.

        See also Lone Star Gas Corp. et al., HCAR 35-3865, 12 SEC 286, 295 (Oct. 22, 1942); Cities Service Power & Light Co., HCAR 35-7615, 14 SEC 28, 59 (Aug. 17, 1943); The
        Commonwealth & Southern Co., HCAR 35-4489, 26 SEC 464, 488-489 (Aug. 1, 1947).

   <F24>     See, e.g., Energy Corp., 55 SEC Docket 2035, 2040
             (1993); Centerior Energy Corp., HCAR 35-24073, 35 SEC Docket 769, 771 (April 29, 1986); American Electric Power Company, Inc., HCAR 35-20633, 46 SEC 1299, 1309 (July 21, 1978).

   <F25>     American Electric Power Company, Inc., 46 SEC at
             1309.

   <F26>     Entergy Corp., HCAR 35-25952,  55 SEC Docket 2035,
             2046 n.83 (Dec. 17, 1993); American Electric Power Co., HCAR 35-20633, 15 SEC Docket 375, 383 (July 21,
             1978) (advantages of localized management evaluated in terms of whether an enlarged system could be "responsive to local needs"); General Public Utilities Corp. et al., HCAR 35-13116, 37 SEC 28, 36 (March 2, 1956) (localized management evaluated in terms of "local problems and matters involving relations with consumers").

   <F27>     See Centerior Energy Corp., 35 SEC Docket at 775
             (advantages of localized management would not be compromised by the affiliation of two electric utilities under a new holding company because the new holding company's "management [would be] drawn from the present management" of the two utilities):
             Northeast Utilities, HCAR 25221, 47 SEC Docket 1270, 1285 (Dec. 21, 1990) (advantages of localized management would be preserved in part because the board of New Hampshire utility, which was to be acquired by an out-of-state holding company, included "four New Hampshire residents").

   <F28>     See Northeast Utilities, 47 SEC Docket at 1285
             (utilities "will be maintained as separate New
             Hampshire corporations.. . . [t]herefore the
             advantages of localized management will be preserved"); Columbia Gas System, Inc., HCAR 35-24599, 40 SEC Docket 654, 656 (March 15, 1988)
             (benefits of local management maintained where the utility to be added would be a separate subsidiary).

   <F29>     See American Electric Power Co., 15 SEC Docket at
             383-84 (distance of corporate headquarters from local management was a "less important factor in determining what is in the public interest" given the "present-day ease of communication and transportation").


   the principal corporate office of the holding company will be located in Denver, which is the central location within the gas service territory. This location of the principal corporate office ensures that the company will be "responsive to local needs and local public feeling" of its gas customers, Lone Star Gas Corp., 12 SEC 286 (1942), since the decision making body of the company will most likely be aware of the issues of the population in the area of its residence.

             In addition, the Cheyenne gas division will continue to recognize economies of scale from certain centralized functions such as rate operations and billing, while the day-to-day operation of its system will continue to be located in Cheyenne, in the midst of its customers. By contrast, if the gas operations of Cheyenne were divested, and acquired by another company not currently a part of the community, such an acquiror would likely not be as sensitive to the needs and desires of the area as Cheyenne. The danger of such an acquisition is especially real here, since the Cheyenne gas system on a stand-alone basis would be relatively small, and the loss of economies occasioned by divestiture would be substantial, thereby rendering the company especially vulnerable to acquisition.

             Finally, the gas properties of PSCo and Cheyenne are located almost entirely within the electric service area of PSCo and Cheyenne. While the Commission has never required that additional systems must be entirely within the area served by the principal system, a substantial overlap of service territories has assisted in determining that a combination is not too large. See, e.g., Engineers Public Service Co., 12 SEC 41 (1942) (finding a combination to be not too large when the additional system was entirely within the principal service territory); New England Electric System, 41 SEC at 892 (finding that where 75 percent of the gas franchise area was located within the electric franchise area, no substantial question under clause C was raised). As a result, the continued combination of the gas and electric systems under the control of NCE will not be so large as to impair the advantages of localized management.

             (c)  Efficiency of operation:  The foregoing
   geographic and management factors also ensure that the continued combination of gas and electric properties under NCE will not impair the efficiency of gas and electric operation. Indeed, as set forth in NCE's Application, the Transaction is expected to result in significant efficiencies, a portion of which will directly benefit gas operations. By contrast, as described more fully in the divestiture impact analysis submitted by NCE in support of its Application, a forced divestiture of the PSCo and Cheyenne gas systems would result in a loss of substantial economies that can be preserved by the continued operation of those gas system under the control of NCE.

             3.   Recent Developments

             As previously mentioned, the Commission and courts have recognized that the Act must be interpreted "in the light of contemporary circumstances" and "changing economic and regulatory climates." Union Electric Co., 45 SEC at 503 & n.52, aff'd sub nom. City of Cape Girardeau v. SEC, 521 F.2d 324 (D.C. Cir. 1975). See also The Southern Company, HCAR 35-25639, 50 SEC 1328, 1337 (Sep. 23, 1992) (citing Union
   Electric with approval). Section 11(b)(1)(C) itself calls on the Commission to consider the "state of the art" and thereby requires that advances in communications and changes wrought by intervening legal and regulatory developments must be considered by the Commission, and the Supreme Court's SEC v. New England Electric System decision permits the Commission to exercise its discretion in interpreting the Act to account for such changes. As set forth in section I-4 above, changes in the economic and regulatory climate are rapidly rendering the old labels of "gas utility company" and "electric utility company" obsolete, have effectively eliminated many of the policy concerns underlying the old hostility to registered combination utility systems, and have established competing policy priorities. Accordingly, it is appropriate for the Commission to reflect the radical developments in the utility industry and permit the request of NCE to become a combination utility.

   CONCLUSION

             For the reasons set forth above, and in NCE's
   Application and supporting exhibits, it is respectfully submitted that the Commission should allow NCE to retain the gas utility operations of PSCo and Cheyenne following the consummation of the Transaction and the registration of NCE as a holding company under the Act.